Pamela Catania Direct Dial: 804.823.4010
pcatania@kv-legal.com
October 5, 2016

VIA EDGAR AND FEDEX OVERNIGHT

Donald E. Field, Esq.
Attorney-Advisor
Office of Transportation and Leisure
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.,
Washington, DC 20549

Re:	VidAngel, Inc.
Amendment No. 3 to Offering Statement on Form 1-A
Filed September 22, 2016
File No. 024-10596

Dear Mr. Field:

On behalf of VidAngel, Inc., a Delaware corporation (the “Issuer” or “VidAngel”), I am submitting the following letter to the U.S. Securities and Exchange Commission (the “Commission”) in response to the comment letter dated October 4, 2016 (the “Comment Letter”) to the Issuer’s Amendment No. 2 to the Offering Statement on Form 1-A filed on September 22, 2016 (the “Offering Statement”) received from the staff of the Division of Corporation Finance (the “Staff”) of the Commission. This letter is being submitted contemporaneously with the filing of Amendment No. 3 to the Offering Statement (“Amendment No. 1”) containing changes made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Offering Statement. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 3.

For convenience of reference, each Staff comment contained in the Comment Letter is reprinted below in italics, numbered to correspond with paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response of the Company.

Richmond Office | 1401 E. Cary St. | Richmond, VA 23219 | Phone: 804.823.4000
Richmond Office Mailing Address | P.O. Box 2470 | Richmond, VA 23218-2470

www.kv-legal.com

Donald E. Field
Attorney-Adviser
U.S. Securities and Exchange Commission
October 5, 2016

For the Staff’s ease of review, we have also provided two clean copies of Amendment No. 3, and two redline copies to show changes against the Offering Statement. All page references in the responses are to pages of the clean copy of Amendment No. 3.

General

1. Please revise your filing to include updated financial statements as required by Part F/S(b)(3)(C) of Form 1-A.

Response to Comment No. 1. In response to the Staff’s comment, please see the Interim Financial Statements for the Six Months Ended June 30, 2016 and 2015, attached at pages F-1 to F-10 of Amendment No. 3. The Issuer has also updated Part 1 Item 1—Financial Statements, and disclosure in the Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Part II

Summary, page 1

2. We note your response to our prior comment 4 and re-issue in part. Please revise to discuss the Disney Litigation in greater detail so investors can appreciate the litigation and the potential impact on your business and operations going forward.

Response to Comment No. 2. In response to the Staff’s comment, please see the Issuer’s revised disclosure in the Summary on page 1.

The Issuer respectfully believes that the revisions to the Offering Statement contained in Amendment No. 3, and the supplemental information contained herein, are responsive to the Staff’s comments. Please feel free to contact me at the above number for any questions related to this filing. We appreciate the Staff’s timely response.

Very truly yours, Pamela Catania

cc:	Neal Harmon (via electronic mail)
Robert R. Kaplan, Jr., Esq. (via electronic mail)
Enclosures